SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
GENERAL GROWTH PROPERTIES, INC.
(Name of Issuer)
Common Stock, $.01 par value per share
(Title of Class of Securities)
370021107
(CUSIP Number)
Roy J. Katzovicz, Esq.
Pershing Square Capital Management, L.P.
888 Seventh Avenue, 42nd Floor
New York, New York 10019
212-813-3700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
with a copy to:
Robert A. Profusek, Esq.
Peter E. Izanec, Esq.
Jones Day
222 East 41st Street,
New York, New York  10017
212-326-3939
November 14, 2008
(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
     Note. Schedules filed in paper format shall include a signed original and five copies of the Schedule including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	370021107	13D	Page	2	of	11	Pages

1	NAME OF REPORTING PERSONS Pershing Square Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,080,690

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

20,080,690

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

20,080,690

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

7.5%[1]

14	TYPE OF REPORTING PERSON (see instructions)

IA
     1 This calculation is based on 268,314,510 shares of common stock (“Common Shares”) of General Growth Properties, Inc. (the “Issuer”) outstanding as of November 10, 2008 as reported in its quarterly report on Form 10-Q for the quarter ended September 30, 2008 (the “9/30/08 10-Q”).

CUSIP No.	370021107	13D	Page	3	of	11	Pages

1	NAME OF REPORTING PERSONS PS Management GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,080,690

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

20,080,690

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

20,080,690

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

7.5%[2]

14	TYPE OF REPORTING PERSON (see instructions)

OO
     2 This calculation is based on 268,314,510 Common Shares outstanding as of November 10, 2008 as reported in the 9/30/08 10-Q.

CUSIP No.	370021107	13D	Page	4	of	11	Pages

1	NAME OF REPORTING PERSONS Pershing Square GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,626,991

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

7,626,991

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

7,626,991

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

2.8%[3]

14	TYPE OF REPORTING PERSON (see instructions)

IA
     3 This calculation is based on 268,314,510 Common Shares outstanding as of November 10, 2008 as reported in the 9/30/08 10-Q.

CUSIP No.	370021107	13D	Page	5	of	11	Pages

1	NAMES OF REPORTING PERSONS William A. Ackman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,080,690

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

20,080,690

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

20,080,690

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

7.5%[4]

14	TYPE OF REPORTING PERSON (see instructions)

IN
     4 This calculation is based on 268,314,510 Common Shares outstanding as of November 10, 2008 as reported in the 9/30/08 10-Q.

Item 1. Security and Issuer
     This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $.01 per share (the “Common Shares”), of General Growth Properties, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 110 North Wacker Drive, Chicago, Illinois 60606.
     As of November 24, 2008, the Reporting Persons (as hereinafter defined) beneficially owned an aggregate of 20,080,690 Common Shares (the “Subject Shares”), representing approximately 7.5% of the outstanding Common Shares. The Reporting Persons also have additional economic exposure to approximately 33,438,221 Common Shares under certain cash-settled total return swaps (“Swaps”), bringing their total aggregate economic exposure to 53,518,911 Common Shares (approximately 19.9% of the outstanding Common Shares).
Item 2. Identity and Background
     (a), (f) This Schedule 13D is being filed by: (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”); (ii) PS Management GP, LLC, a Delaware limited liability company (“PS Management”); (iii) Pershing Square GP, LLC, a Delaware limited liability company (“Pershing Square GP”); and (iv) William A. Ackman, a citizen of the United States of America (collectively, the “Reporting Persons”).
     The Reporting Persons have entered into a joint filing agreement, dated as of November 24, 2008, a copy of which is attached hereto as Exhibit 99.1.
     (b) The business address of each of the Reporting Persons is 888 Seventh Avenue, 42nd Floor, New York, New York 10019.
     (c) Pershing Square’s principal business is serving as investment advisor to certain affiliated funds. PS Management’s principal business is serving as the sole general partner of Pershing Square. Pershing Square GP’s principal business is serving as the sole general partner of Pershing Square, L.P., a Delaware limited partnership, and Pershing Square II, L.P., a Delaware limited partnership. The principal occupation of William A. Ackman is serving as the managing member of each of PS Management and Pershing Square GP.
     (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration
     Pershing Square advises a number of client accounts, including the accounts of Pershing Square, L.P., Pershing Square II, L.P. and Pershing Square International, Ltd.,5 a Cayman Islands exempted company (collectively, the “Pershing Square Funds”), which purchased the Subject Shares and the Swaps, for a total consideration (including brokerage commissions) of $9,261,789. The source of funds for such transactions was derived from the capital of the Pershing Square Funds.
Item 4. Purpose of Transaction
     The Reporting Persons purchased the Subject Shares and Swaps for investment purposes. Representatives of the Reporting Persons expect to conduct discussions from time to time with management of the Issuer, other stockholders of the Issuer or other relevant parties that may include matters relating to the financial condition, strategy, business, assets, operations, capital structure and strategic plans of the Issuer.
     In addition to the foregoing, the Reporting Persons may engage the Issuer, other stockholders of the Issuer or other relevant parties in discussions that may include one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including the Issuer’s financial position and strategic direction, the outcome of the discussions referenced above, actions taken by the Board of Directors of the Issuer, price levels of the securities of the Issuer, other investment opportunities available to the Reporting Persons, the availability and cost of debt financing, conditions in the capital markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate, including purchasing additional securities of the Issuer, entering into financial instruments or other agreements which increase or decrease the Reporting Persons’ economic exposure with respect to their investments in the Issuer, selling some or all of the Reporting Persons’ respective holdings in the Issuer, engaging in any hedging or similar transactions with respect to such holdings and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
     (a), (b) Based upon the Issuer’s quarterly report on 9/30/08 10-Q, 268,314,510 Common Shares were outstanding as of November 10, 2008. Based on the foregoing, the Subject Shares represented approximately 7.5% of the Common Shares issued and outstanding as of such date.
     Pershing Square, as the investment adviser to the Pershing Square Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the general partner of Pershing Square, PS

[5]	Including Common Shares held by Pershing Square International, Ltd.’s wholly owned subsidiary PSRH, Inc.

Management may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose of or direct the disposition of) the Subject Shares. As the general partner of Pershing Square, L.P. and Pershing Square II, L.P., Pershing Square GP may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Common Shares held for the benefit of Pershing Square, L.P. and Pershing Square II, L.P. By virtue of William A. Ackman’s position as managing member of each of PS Management and Pershing Square GP, William A. Ackman may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares and, therefore, William A. Ackman may be deemed to be the beneficial owner of the Subject Shares for purposes of this Schedule 13D.
     (c) Exhibit 99.2, which is incorporated by reference into this Item 5(c) as if restated in full herein, describes all of the transactions in Common Shares and Swaps that were effected during the past sixty days by the Reporting Persons for the benefit of the Pershing Square Funds.
     (d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares covered by this Schedule 13D, except that dividends from, and proceeds from the sale of, the Common Shares held by the accounts managed by Pershing Square may be delivered to such accounts.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The Subject Shares are beneficially owned by the Reporting Persons. Furthermore, the Reporting Persons entered into Swaps for the benefit of Pershing Square, L.P. (the “PSLP Swaps”), Pershing Square II, L.P. (the “PSII Swaps”) and Pershing Square International, Ltd (the “PSIL Swaps”, collectively with the PSLP Swaps and PSII Swaps, the “Pershing Square Swaps”) on the dates described on Exhibit 99.2. The Pershing Square Swaps constitute economic exposure to approximately 12.5% notional outstanding Common Shares in the aggregate, have reference prices ranging from $0.49 to $0.70 and expire on the dates described on Exhibit 99.1.
     Under the terms of the Pershing Square Swaps (i) the applicable Pershing Square Fund will be obligated to pay to the counterparty any negative price performance of the notional number of Common Shares subject to the applicable Pershing Square Swap as of the expiration date of such Swap, plus interest at the rates set forth in the applicable contracts, and (ii) the counterparty will be obligated to pay to the applicable Pershing Square Fund any positive price performance of the notional number of Common Shares subject to the applicable Pershing Square Swap as of the expiration date of the Swaps. With regard to certain of the Pershing Square Swaps, any dividends received by the counterparty on such notional Common Shares will be paid to the applicable Pershing Square Fund during the term of the Swap. With regard to the balance of the Pershing Square Swaps, any dividends received by the counterparty on such notional Common Shares during the term of the Swaps will be paid to the applicable Pershing Square Fund at maturity. All balances will be cash settled at the expiration date of the Swaps. The Pershing Square Funds’ third party counterparties for the Pershing Square Swaps include entities related to Citibank, Morgan Stanley and UBS.
     The Pershing Square Swaps do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership of any Common Shares that may be referenced in such contracts or Common Shares or other securities or financial instruments that may be held from time to time by any counterparty to the contracts.
     In addition to the agreements referenced above, the Reporting Persons from time to time, may enter into and dispose of additional cash-settled total return swaps or other similar derivative transactions with one or more counterparties that are based upon the value of Common Shares, which transactions could be significant in amount. The profit, loss and/or return on such additional contracts may be wholly or partially dependent on the market value of the Common Shares, relative value of the Common Shares in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which the Common Shares may be included or a combination of any of the foregoing.
Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated as of November 24, 2008, among Pershing Square Capital Management, L.P., PS Management GP, LLC, Pershing Square GP, LLC and William A. Ackman

Exhibit 99.2	Trading data

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 24, 2008	PERSHING SQUARE CAPITAL MANAGEMENT, L.P.
	By:	PS Management GP, LLC,
its General Partner

By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC
By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PERSHING SQUARE GP, LLC
By:	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
William A. Ackman

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement, dated as of November 24, 2008, among Pershing Square Capital Management, L.P., PS Management GP, LLC, Pershing Square GP, LLC and William A. Ackman

Exhibit 99.2	Trading data